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                            July 21, 2020

       Daniel Murdock
       Executive VP, Chief Accounting Officer & Controller
       Comcast Corporation
       One Comcast Center
       Philadelphia, PA 19103-2838

                                                        Re: Comcast Corporation
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed January 30,
2020
                                                            Form 10-Q for the
Quarter Ended March 31, 2020
                                                            Filed April 30,
2020
                                                            File No. 001-32871

       Dear Mr. Murdock:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarter Ended March 31, 2020

       Guarantee Structure, page 32

   1. We note that you have chosen to voluntarily comply with the amendments contained in
                                                        SEC Release No.
33-10762,    Financial Disclosures about Guarantors and Issuers of
                                                        Guaranteed Securities
and Affiliates Whose Securities Collateralize a Registrant   s
                                                        Securities,    in
advance of the effective date of the amendments. Please tell us how you considered the
requirement to disclose summarized financial information of each issuer and guarantor of each
guaranteed security as specified in Rule 13-01(a)(4) of Regulation
                                                        S-X. Additionally,
revise your disclosure of the Guarantors    notes payable to and
                                                        receivables from other
Comcast subsidiaries as of March 31, 2020 to also disclose such amounts as of December
31, 2019 as required by Rule 13-01(a)(4)(v), and clarify whether those amounts, or any
other amounts disclosed pursuant to Rule 13-01(a)(4), represent current or non-current
assets and liabilities.
 Daniel Murdock
Comcast Corporation
July 21, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have any questions.



FirstName LastNameDaniel Murdock                          Sincerely,
Comapany NameComcast Corporation
                                                          Division of
Corporation Finance
July 21, 2020 Page 2                                      Office of Technology
FirstName LastName